UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2026

Hong Chen
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

Re: Linkage Global Inc
Registration Statement on Form F-3
Filed June 12, 2026
File No. 333-296750

Dear Hong Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Hermione Krumm